September 19, 2011

Filed Via Edgar

Mara Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:	Geltology Inc.
Amendment Number 2
Form S-1
Filed August 1, 2011
File No. 333-174874

Dear Ms. Ransom:

This letter is in response to your letter dated September 14, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Dilution, page 16

1.
We note your disclosure that the increase per share to existing shareholders represents $0.0059 assuming a 100% of the shares are sold in the offering. Please provide your calculation for this as it appears the increase per share to existing shareholders should be $0.0095. Additionally, please revise your filing to include the net tangible book value per share after the distribution as required by Item 506 of Regulation S-K.

We have updated the dilution disclosure as requested by the Commission and in accordance with Item 506 of Regulation S-K.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

Mara Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

September 19, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Yehuda Szender
/s/

President, Chief Executive Officer, Treasurer and Director
Geltology Inc.